UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of September 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F     X         Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes               No     X

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	EDP EXECUTES PRIVATE PLACEMENT OF ENERGIAS DO BRASIL SHARES

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

Pursuant to the agreements signed on April 7, 2005, related to the corporate reorganization of EDP – Energias do Brasil, S.A. (“Energias do Brasil”), EDP – Energias de Portugal (“EDP”) executed a Private Placement of Energias do Brasil shares, exclusively reserved to the minority shareholders of Bandeirante Energia, S.A.; Iven, S.A.; Espírito Santo Centrais Elétricas, S.A. – Escelsa; Magistra Participações, S.A.; and Empresa Energética de Mato Grosso do Sul, S.A. that within the reorganization process implemented in April 2005 rolled-up into Energias do Brasil share capital.

As a result of this offering, the minority shareholders acquired 3,585,893 shares of Energias do Brasil, at a price of 18 reais per share (equivalent to the subscription price of Energias do Brasil IPO on July 13, 2005). This operation implies an initial payment to EDP of 10% of the total amount of the transaction. The balance is to be received in 18 monthly payments which will accrue interest at a 10% annual rate.

Following the IPO process completed in August 2005, EDP held 64.5% of Energias do Brasil share capital. As a result of the execution of the current private placement, EDP now holds 102,915,860 shares of Energias do Brasil, from a total of 165,016,221 shares, or 62.4% of the company’s share capital.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa    Portugal Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated October 3, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer